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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
CRYOCOR, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
229016100

(CUSIP Number)
LUKE EVNIN
MPM ASSET MANAGEMENT
THE JOHN HANCOCK TOWER
200 CLARENDON STREET, 54TH FLOOR
BOSTON, MASSACHUSETTS 02116
TELEPHONE: (617) 425-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 28, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	229016100

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures II-QP, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Amendment No. 1 to Schedule 13D is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13D.

CUSIP No.	229016100

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures II, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Amendment No. 1 to Schedule 13D is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13D.

CUSIP No.	229016100

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management Investors 2000B LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) This Amendment No. 1 to Schedule 13D is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13D.

CUSIP No.	229016100

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Amendment No. 1 to Schedule 13D is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13D.

CUSIP No.	229016100

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Amendment No. 1 to Schedule 13D is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities“). The MPM Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13D.

CUSIP No.	229016100

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) This Amendment No. 1 to Schedule 13D is filed by MPM BioVentures II-QP, L.P., MPM BioVentures II, L.P., MPM Asset Management Investors 2000B LLC, and MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management II, L.P. and MPM Asset Management II LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13D.

     The following constitutes Amendment No. 1 to the Schedule 13D previously filed by the undersigned (the “Schedule 13D”), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Cryocor, Inc., a Delaware corporation (the “Issuer”). The Schedule 13D is amended as follows and, except as otherwise provided herein, all items of the Schedule 13D remain unchanged.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
     Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 15, 2008, by and among Boston Scientific Scimed, Inc. (“Parent”), a Minnesota corporation and wholly-owned subsidiary of Boston Scientific Corporation, a Delaware corporation, Padres Acquisition Corp. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Parent, and the Issuer, on May 28, 2008, Merger Sub merged with and into the Issuer, and the Issuer is now a wholly-owned subsidiary of Parent (the “Merger”). In the Merger, each issued and outstanding share of the Issuer’s Common Stock (including all shares of the Issuer’s Common Stock held by the MPM Entities and the Listed Persons) was converted into the right to receive $1.35 in cash. In the Merger, each outstanding option to purchase shares of the Issuer’s Common Stock with a per share exercise price less than $1.35 was cancelled in exchange for the right to receive a cash payment, without interest, equal to (i) $1.35 less the per-share exercise price of such option, multiplied by (ii) the number of shares of the Issuer’s Common Stock subject to such stock option. Any unexercised option to purchase shares of the Issuer’s Common Stock with a per share exercise price equal to or greater than $1.35 (including all stock options held by Kurt Wheeler) was cancelled without payment.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
     (a) As a result of the Merger, as of the date hereof (i) MPM BioVentures II-QP, L.P. beneficially owns 0 shares of the Issuer’s Common Stock, (ii) MPM BioVentures II, L.P. beneficially owns 0 shares of the Issuer’s Common Stock, (iii) MPM Asset Management Investors 2000B LLC beneficially owns 0 shares of the Issuer’s Common Stock, and (iv) MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG beneficially owns 0 shares of the Issuer’s Common Stock. Collectively, as of the date hereof, the MPM Entities beneficially own 0 shares, or 0.0%, of the Issuer’s Common Stock. In addition, as a result of the Merger, none of the Listed Persons beneficially owns any shares of the Issuer’s Common Stock.
     (b) None of the MPM Entities, nor any of the Listed Persons, has sole or shared power to vote or dispose, or to direct the disposition or the vote of, any shares of the Issuer’s Common Stock.
     (c) Except as described herein, neither the MPM Entities nor the Listed Persons, to the knowledge of the MPM Entities, has effected any transactions in the Common Stock during the past 60 days.
     (d) No other person is known by the MPM Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the MPM Entities.
     (e) Not applicable.
Item 7. Material to Be Filed as Exhibits.
A. Agreement regarding filing of joint Schedule 13D/A.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 4, 2008

MPM BioVentures II-QP, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager

MPM BioVentures II, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager

MPM Asset Management Investors 2000B LLC

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager

MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

By:	MPM Asset Management II, L.P.,
in its capacity as its Special Limited Partner

By:	MPM Asset Management II LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager

MPM Asset Management II, L.P.

By:	MPM Asset Management II LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager

MPM Asset Management II LLC

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX
A. Agreement regarding filing of joint Schedule 13D/A.

Exhibit A
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Schedule 13D/A (and any amendments thereto) relating to the common stock of Cryocor, Inc. is filed on behalf of each of the undersigned.
Dated: June 4, 2008

MPM BioVentures II-QP, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager

MPM BioVentures II, L.P.

By:	MPM Asset Management II, L.P.,
its General Partner

By:	MPM Asset Management II LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager

MPM Asset Management Investors 2000B LLC

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager

MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG

By:	MPM Asset Management II, L.P.,
in its capacity as its Special Limited Partner

By:	MPM Asset Management II LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager

MPM Asset Management II, L.P.

By:	MPM Asset Management II LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager

MPM Asset Management II LLC

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Investment Manager